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                             February 28, 2023

       Pierre Sawaya
       President
       Monetiva Inc.
       23615 El Toro Rd., Suite X327
       Lake Forest, CA 92630

                                                        Re: Monetiva Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 13,
2023
                                                            File No. 333-269171

       Dear Pierre Sawaya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 1 to Form S-1 filed February 13, 2023

       Business and Properties
       Our Current business, page 29

   1. We note your revised disclosure regarding your USA business being established that you have been approved by
the sponsoring bank and your Monetiva MasterCard prepaid card is in the market open
to the public and your other disclosure regarding Phase I and Phase
                                                        II of your business.
Please reconcile this disclosure with the information on your website including the
statements that you have agreements with business partners in the United
                                                        States, United Arab
Emirates and China. These three markets alone are responsible for over $240 billion in
annual remittance, and that you are in discussions with several prospective global
partners including in: Mexico, the Philippines, India and Pakistan which cover another
$150 billion in remittance.
 Pierre Sawaya
Monetiva Inc.
February 28, 2023
Page 2
Financial Statements, page F-1

2. Please update your financial statements and other financial information throughout the prospectus in accordance with Rule 8-08 of Regulation S-X.
Exhibits

3. Please expand your disclosure to ensure that you describe the material terms of Exhibit
      10.3 including, quantification of all up-front or execution payments received or paid to date, aggregate amounts paid or received to date under the agreement; and aggregate amounts of all potential payments or tell us why this is not required.
       You may contact Mark Rakip at 202-551-3573 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNamePierre Sawaya
                                                           Division of
Corporation Finance
Comapany NameMonetiva Inc.
                                                           Office of Real
Estate & Construction
February 28, 2023 Page 2
cc:       Brian Higley, Esq.
FirstName LastName